UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

Semiannual Report Pursuant to Regulation A of the Securities Act of 1933

For the fiscal Semiannual Period ended June 30, 2023

YSMD, LLC

(Exact name of issuer as specified in its charter)

Delaware	86-2474387
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

745 5th Ave, Suite 500 New York, NY (Address of principal executive offices)	10151 (Zip Code)

510-306-4678
Issuer’s telephone number, including area code

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED HEREIN, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

FACTORS THAT COULD CAUSE OR CONTRIBUTE TO THESE DIFFERENCES INCLUDE THOSE CONTAINED IN THE SECTION OF THE COMPANY’S LATEST OFFERING CIRCULAR (THE “OFFERING CIRCULAR”) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) ENTITLED “RISK FACTORS”, WHICH SECTION IS INCORPORATED HEREIN BY REFERENCE.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Company

YSMD LLC, a Delaware series limited liability company formed on February 2, 2022 (“YSMD” or the “company”). YSMD, LLC is an investment vehicle which intends to enable investors to own fractional ownership of a specific student rental property, although the company may invest in other types of properties as set out below. This lowers the cost-of-entry and minimizes the time commitment for real estate investing. An investment in the company entitles the investor to the potential economic benefits normally associated with direct property ownership, while requiring no investor involvement in asset or property management.

The company intends to establish separate Series for the holding of student housing rental properties to be acquired by the company. Notably, the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to a particular Series of the company will be enforceable against the assets of the applicable Series only, and not against the assets of the company. In addition, unless otherwise stated in the Designation for any Series, Collab (USA) Capital LLC will manage all Underlying Assets related to the various Series including the sales of property, property rentals, maintenance and insurance.

It is not anticipated that any Series would own any assets other than its respective real estate property and associated assets, the reason for which the applicable Series was created (the “Underlying Asset(s)”), plus cash reserves for maintenance, storage, insurance and other expenses pertaining to such Underlying Assets and amounts earned by each Series from the monetization of the Underlying Asset. It is intended that owners of a Series Interest in a Series will only have assets, liabilities, profits and losses pertaining to the specific Underlying Assets owned by that Series, which would include the allocated portion of shared fees, costs and expenses which our Managing Member has allocated to such Series as discussed under “The Company’s Business – Allocations of Expenses.”

For example, an investor who acquires Series Interests in Series A will only have assets, liabilities, profits and losses pertaining to the property located at 1742 Spruce Street, Berkeley, CA 94709.

Collab (USA) Capital LLC will serve as the property manager responsible for managing each Series’ Underlying Assets (the “Property Manager”) as described in the Property Management Agreements between Collab and the respective Series. However, YSMD in its sole discretion, may engage other third-party property managers to manage a Series’ Underlying Assets.

Collab (USA) Capital LLC will also serve as the managing member (the “Managing Member”) responsible for the day-to-day management of the company and each Series. Each Series may purchase the property from a third party or from an affiliate of the Managing Member, such as is the case with Series A.

Series with Qualified Series Interests as of June 30, 2023

Series Interests in the Series listed below were qualified under Regulation A (“Regulation A”) of Section 3(6) of the Securities Act of 1933, as amended (the “Securities Act”) as of December 8, 2022 for YSMD Series A, LLC (“Series A”).

Series	Property
Series A	Residential property located at 1742 Spruce Street, Berkeley, CA 94709

Recent Developments

Series Interests in the Series listed below were qualified under Regulation A of Section 3(6) of the Securities Act of 1933, as amended (the “Securities Act”) as of August 15, 2023 for Series 2340 Hilgard LLC (“Series 2340”) and Series Buttonwood 19-3 LLC (“Series Buttonwood 19-3”).

Series	Property
Series 2340 Hilgard	Residential property located at 2340 Hilgard Ave, Berkeley, CA 94709
Series Buttonwood 19-3	Residential property located at 19 Buttonwood Street #3, Dorchester, MA 02125

As of the date of this report, the company has qualified under Regulation A of the offerings of 3 Series with aggregate maximum offering amounts of $4,514,621 for Series A, $2,402,400 for Series 2340 Hilgard and $572,680 for Series Buttonwood 19-3, and such Series have raised aggregate offering proceeds of $509,500 for Series A, $29,200 for Series 2340 Hilgard and $71,560 for Series Buttonwood 19-3.

Trend Information

The company has a limited operating history and has not generated revenue from intended operations. The company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the company’s control could cause fluctuations in these conditions, including but not limited to: recession, downturn or otherwise; government policies surrounding tenant rights; local ordinances where properties reside as a result of the coronavirus pandemic; travel restrictions; changes in the real estate market; and interest-rate fluctuations. Adverse developments in these general business and economic conditions could have a material adverse effect on the company’s financial condition and the results of its operations.

Impact of the COVID-19 Coronavirus Pandemic

Following the emergence of the COVID-19 pandemic, demand for short-term rentals initially declined significantly, but was followed by a partial recovery in 2020 and a marked shift toward small cities/rural markets and destination/resort locations (mountain/lake and coastal) and away from large city/urban markets.

For more information, please see the section of the Offering Circular entitled “Impact of the COVID-19 Coronavirus Pandemic”, which is incorporated herein by reference.

Results of Operations

Revenues:

Revenues are generated at the series level. As of June 30, 2023, no series has generated any revenues, and the underlying properties have not been acquired.

Expenses

For Series A, we have incurred $47,789 in Operating Expenses for the period ending June 30, 2023. For Series 2340 Hilgard, we have incurred $31,461 in Operating Expenses for the period ending June 30, 2023. For Series Buttonwood 19-3, we have incurred $16,461 in Operating Expenses for the period ending June 30, 2023. Each series will be responsible for its own Operating Expenses, such as property taxes, property insurance, and home ownership association fees beginning on the closing date of the offering of such series.

Liquidity and Capital Resources

As of June 30, 2023, each of our series has accumulated liabilities due to a related party associated with the expenses incurred for each offering under Regulation A. The related party accounts payable as of June 30, 2023 are as follows:

Series	Related Party Accounts Payable
A	$19,280
Series 2340 Hilgard	$51,461
Series Buttonwood 19-3	$36,461
Total	$107,202

As of June 30, 2023, each of our series has documented deferred offering costs as an asset as follows:

Series	Deferred Offering Costs
A	$98,020
Series 2340 Hilgard	$20,000
Series Buttonwood 19-3	$20,000
Total	$138,020

Only Series A has recorded assets as of June 30, 2023 other than the deferred offering costs, recording cash of $160,705, and subscriptions receivable of $68,200. Series A expect to complete the acquisition of their respective properties during the fourth quarter of 2023.

YSMD Series 2340 Hilgard and Series Buttonwood 19-3 expect to complete the acquisition of their respective properties during the fourth quarter of 2023. We intend to purchase 2340 Hilgard and Buttonwood 19-3 with the proceeds of each of the Series 2340 Hilgard and Series Buttonwood 19-3 offering, respectively.

Each series will repay any loans used to acquire its property with proceeds generated from the closing of the offering of such series. No series will have any obligation to repay a loan incurred by our company to purchase a property for another series.

Going Concern

The company’s financial statements have been prepared assuming the company will continue as a going concern. The company is newly formed and has not generated revenue from operations. The company will require additional capital until revenue from operations are sufficient to cover operational costs. These matters raise substantial doubt about the company’s ability to continue as a going concern.

During the next 12 months, the company intends to fund operations through member advances and debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development and operations, which could harm its business, financial condition and operating results. The company’s accompanying financial statements do not include any adjustments that might result from these uncertainties.

As of June 30, 2023, each property had not yet been acquired by the Company.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our latest Offering Circular, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our Series Interests.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. Generally Accepted Accounting Principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates on the Company’s financial statements and the reported amounts of revenue and expenses during the reporting periods. We believe that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 5, Related Party Transactions, in our financial statements.

Subsequent Events

None

Item 2. Other Information

None.

Item 3. Financial Statements

TABLE OF CONTENTS

Pages	Pages		Pages
F-2	F-2	YSMD, LLC UNAUDITED FINANCIAL STATEMENTS – AS OF JUNE 30, 2023 AND DECEMBER 31, 2022 AND FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023 AND FOR THE PERIOD FROM FEBRUARY 2, 2022 (INCEPTION) TO JUNE 30, 2023	F-2

F-16	F-16	1742 SPRUCE STREET LLC UNAUDITED FINANCIAL STATEMENTS – AS OF JUNE 30, 2023 AND DECEMBER 31, 2022 AND FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022	F-16

F-27	F-27	2340 HILGARD AVENUE LLC UNAUDITED FINANCIAL STATEMENTS – AS OF JUNE 30, 2023 AND DECEMBER 31, 2022 AND FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022	F-27

F-38	F-38	19-21 BUTTONWOOD UNAUDITED FINANCIAL STATEMENTS – AS OF JUNE 30, 2023 AND DECEMBER 31, 2022 AND FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022	F-38

F-1

YSMD, LLC

(A Delaware Series LLC)

Consolidated and Consolidating Financial Statements

As of June 30, 2023 and December 31, 2022 and for the six-month period ended June 30, 2023 and for the period from February 2, 2022 (Inception) to June 30, 2022

F-2

YSMD, LLC
CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS
AS OF JUNE 30, 2023
(Unaudited)

	YSMD, LLC	YSMD Series A, LLC	YSMD Series 2340 Hilgard LLC	YSMD Series Buttonwood 19-3 LLC	Consolidated Total - YSMD, LLC
ASSETS
Current assets:
Cash	$-	$160,705	$-	$-	$160,705
Subscriptions receivable	-	68,200	-	-	68,200
Deferred offering costs	-	98,020	20,000	20,000	138,020
Total current assets	-	326,925	20,000	20,000	366,925
Investment properties:
Investment properties at cost:	-	-	-	-	-
Less: accumulated depreciation	-	-	-	-	-
Total investment properties at cost, net	-	-	-	-	-
Total Assets	$-	$326,925	$20,000	$20,000	$366,925

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$-	$-	$-	$-	$-
Due to related parties	-	19,280	51,461	36,461	107,202
Total current liabilities	-	19,280	51,461	36,461	107,202
Long-term liabilities:
Mortgage payable	-	-	-	-	-
Total long-term liabilities	-	-	-	-	-
Total liabilities	-	19,280	51,461	36,461	107,202

Members' equity (deficit):
Members' contributions	-	404,030	-	-	404,030
Distributions	-	(6,480)	-	-	(6,480)
Accumulated deficit	-	(89,905)	(31,461)	(16,461)	(137,827)
Total members' equity / (deficit)	-	307,645	(31,461)	(16,461)	259,723
Total Liabilities and Members' Equity / (Deficit)	$-	$326,925	$20,000	$20,000	$366,925

See accompanying notes which are an integral part of these consolidated and consolidating financial statements.

F-3

YSMD, LLC
CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS
AS OF DECEMBER 31, 2022
(Audited)

	YSMD, LLC	YSMD Series A, LLC	Consolidated Total - YSMD, LLC
ASSETS
Current assets:
Cash	$-	$-	$-
Subscriptions receivable	-	24,750	24,750
Deferred offering costs	-	74,108	74,108
Total current assets	-	98,858	98,858
Investment properties:
Investment properties at cost:	-	-	-
Less: accumulated depreciation	-	-	-
Total investment properties at cost, net	-	-	-
Total Assets	$-	$98,858	$98,858

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$-	$36,606	$36,606
Due to related parties	-	79,618	79,618
Total current liabilities	-	116,224	116,224
Long-term liabilities:
Mortgage payable	-	-	-
Total long-term liabilities	-	-	-
Total liabilities	-	116,224	116,224

Members' equity (deficit):
Members' contributions	-	24,750	24,750
Accumulated deficit	-	(42,116)	(42,116)
Total members' equity / (deficit)	-	(17,366)	(17,366)
Total Liabilities and Members' Equity / (Deficit)	$-	$98,858	$98,858

See accompanying notes which are an integral part of these consolidated and consolidating financial statements.

F-4

YSMD, LLC
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF OPERATIONS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Unaudited)

	YSMD, LLC	YSMD Series A, LLC	YSMD Series 2340 Hilgard LLC	YSMD Series Buttonwood 19-3 LLC	Consolidated Total - YSMD, LLC
Revenue	$-	$-	$-	$-	$-

Operating expenses:
General and administrative	-	47,789	31,461	16,461	95,711
Total expenses	-	47,789	31,461	16,461	95,711
Net loss	$-	$(47,789)	$(31,461)	$(16,461)	$(95,711)
Weighted average membership interests	-	67,619	-	-	67,619
Loss per membership interest	$-	$(0.71)	$-	$-	$(0.71)

See accompanying notes which are an integral part of these consolidated and consolidating financial statements.

F-5

YSMD, LLC
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF OPERATIONS
FOR THE PERIOD FROM FEBRUARY 2, 2022 (INCEPTION) TO JUNE 30, 2022
(Unaudited)

	YSMD, LLC	YSMD Series A, LLC	Consolidated Total - YSMD, LLC
Revenue	$-	$-	$-

Operating expenses:
General and administrative	-	-	-
Total expenses	-	-	-
Net loss	$-	$-	$-
Weighted average membership interests	-	-	-
Loss per membership interest	$-	$-	$-

See accompanying notes which are an integral part of these consolidated and consolidating financial statements.

F-6

YSMD, LLC
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CHANGES IN MEMBERS' EQUITY / (DEFICIT)
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023 AND FOR THE PERIOD FROM FEBRUARY 2, 2022 (INCEPTION) TO JUNE 30, 2022
(Unaudited)

	YSMD, LLC	YSMD Series A, LLC	YSMD Series 2340 Hilgard LLC	YSMD Series Buttonwood 19-3 LLC	Consolidated Total - YSMD, LLC
Balance as of February 2, 2022 (inception)	$-	$-	$-	$-	$-
Members' contributions	-	-	-	-	-
Distributions	-	-	-	-	-
Net loss	-	-	-	-	-
Balance as of June 30, 2022	$-	$-	$-	$-	$-
Number of membership interests	-	-	-	-	-

Balance as of December 31, 2022	$-	$(17,366)	$-	$-	$(17,366)
Members' contributions	-	379,280	-	-	379,280
Distributions	-	(6,480)	-	-	(6,480)
Net loss	-	(47,789)	(31,461)	(16,461)	(95,711)
Balance as of June 30, 2023	$-	$307,645	$(31,461)	$(16,461)	$259,723
Number of membership interests	-	83,085	-	-	83,085

See accompanying notes which are an integral part of these consolidated and consolidating financial statements.

F-7

YSMD, LLC
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Unaudited)

	YSMD, LLC	YSMD Series A, LLC	YSMD Series 2340 Hilgard LLC	YSMD Series Buttonwood 19-3 LLC	Consolidated Total - YSMD, LLC
Cash flows from operating activities:
Net loss	$-	$(47,789)	$(31,461)	$(16,461)	$(95,711)
Adjustments to reconcile net loss to net cash (used in) operating activities
Accounts payable	-	(36,606)	-	-	(36,606)
Net cash (used in) operating activities	-	(84,395)	(31,461)	(16,461)	(132,317)

Cash flows from financing activities:
Proceeds from subscriptions	-	335,830	-	-	335,830
Distributions	-	(6,480)	-	-	(6,480)
Net advances from related parties	-	(60,338)	51,461	36,461	27,584
Deferred offering cost charge	-	(23,912)	(20,000)	(20,000)	(63,912)
Net cash provided by financing activities	-	245,100	31,461	16,461	293,022

Net change in cash	-	160,705	-	-	160,705
Cash and cash equivalents at beginning of period	-	-	-	-	-
Cash and cash equivalents at end of period	$-	$160,705	$-	$-	$160,705

See accompanying notes which are an integral part of these consolidated and consolidating financial statements.

F-8

YSMD, LLC
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE PERIOD FROM FEBRUARY 2, 2022 (INCEPTION) TO JUNE 30, 2022
(Unaudited)

	YSMD, LLC	YSMD Series A, LLC	Consolidated Total - YSMD, LLC
Cash flows from operating activities:
Net loss	$-	$-	$-
Adjustments to reconcile net loss to net cash (used in) operating activities
Accounts payable	-	-	-
Net cash (used in) operating activities	-	-	-

Cash flows from financing activities:
Net advances from related parties	-	-	-
Deferred offering cost charge	-	-	-
Net cash provided by financing activities	-	-	-

Net change in cash	-	-	-
Cash and cash equivalents at beginning of period	-	-	-
Cash and cash equivalents at end of period	$-	$-	$-

F-9

YSMD LLC

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND DECEMBER 31, 2022 AND FOR THE SIX-MONTH PERIOD ENDED

JUNE 30, 2023 AND FOR THE PERIOD FROM FEBRUARY 2, 2022 (INCEPTION) TO JUNE 30, 2022

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

YSMD LLC (the “Company”) is a Delaware series limited liability company formed on February 2nd, 2022 under the laws of Delaware. The Company is managed by its managing member, Collab (USA) Capital LLC. The Company was formed to permit public investment in rental properties, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability interests, or “Series”, that management intends to establish. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

YSMD Series A, LLC (“Series A”) is Delaware limited liability company formed on December 12, 2022 under the laws of Delaware. YSMD Series 2340 Hilgard LLC (“Series Hilgard”) is Delaware limited liability company formed on May 3, 2023 under the laws of Delaware. YSMD Series Buttonwood 19-3 LLC (“Series Buttonwood 19-3”) is Delaware limited liability company formed on May 4, 2023 under the laws of Delaware.

As of June 30, 2023 and December 31, 2022, the Company and each Series have not yet commenced operations. Once the Company and each Series commence their planned principal operations, they will incur significant additional expenses. The Company and each Series are dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company’s and each Series' planned operations or failing to profitably operate the business.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated and consolidating financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“US GAAP”). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”). The Company and each Series adopted the calendar year as its basis of reporting.

The accompanying consolidated and consolidating financial statements include the accounts of YSMD, LLC and its Series. All significant intercompany transactions have been eliminated in consolidation.

Unaudited Interim Consolidated and Consolidating Financial Information

The accompanying balance sheet as of June 30, 2023 and the statements of operations, statements of changes in member's equity and cash flows for the six-month periods ended June 30, 2023 and for the period from February 2, 2022 (inception) to June 30, 2022 are unaudited. The unaudited interim consolidated and consolidating financial statements have been prepared on the same basis as the audited annual consolidated and consolidating financial statements and, in the opinion of management reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company's financial position as of June 30, 2023 and the results of its operations and its cash flows for the six-month periods ended June 30, 2023 and for the period from February 2, 2022 (inception) to June 30, 2022. The financial data and other information disclosed in these notes related to the six-month periods ended June 30, 2023 and for the period from February 2, 2022 (inception) to June 30, 2022 are also unaudited. The results for the six-month periods ended June 30, 2023 are not necessarily indicative of results to be expected for the year ending December 31, 2023, any other interim periods, or any future year or period.

F-10

Use of Estimates

The preparation of the consolidated and consolidating financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated and consolidating financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company and each Series have a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's and each Series’ control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's and each Series’ financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Subscriptions Receivable

The Company records membership interest issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables were not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to members’ equity/(deficit) on the balance sheet.

For the six-month period ended June 30, 2023 and for the period from February 2, 2022 (inception) to June 30, 2022, the Company has received $379,280 and $0 fully subscribed equity subscriptions from Series A offerings. As of June 30, 2023 and December 31, 2022, the Company has $68,200 and $24,750, respectively in subscriptions receivable.

Investment Properties

Investment properties are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of buildings, improvements and other assets. Buildings are depreciated over twenty-seven and half years and improvements and other assets are depreciated over their estimated economic useful lives, generally three to thirty years.

Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures above a pre-determined threshold that improve or extend the life of a property.

Real Estate Impairment

The Company and each Series review the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of demand, competition, and other economic factors. The Company and each Series had no impairment as of June 30, 2023 and December 31, 2022.

F-11

Deferred Offering Costs

The Company and each Series comply with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to member’s equity/(deficit) upon the completion of an offering or to expense if the offering is not completed.  Offering costs include offering expense reimbursements and sourcing fees as noted below. The Company and each Series will reimburse the Manager for series offering expenses actually incurred in an amount up to 3% of asset value, which the Company and each Series expect to allocate among all Series, including those created in the future, with commissions allocated directly to the Series Interests being sold in the offering.  As of June 30, 2023, the Manager has incurred $138,020 in offering expenses which $26,192 was included in due to related parties. As of December 31, 2022, the Manager has incurred $74,108 in offering expenses which $30,000 was included in accounts payable and $44,108 was included in due to related parties.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

●	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
●	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
●	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of June 30, 2023 and December 31, 2022.

Revenue Recognition

Revenues are generated at the series level. Rental revenue, net of concessions, will be recognized on a straight-line basis over the term of the lease.

The Company and each Series adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Company and each Series determine revenue recognition through the following steps:

•	Identification of a contract with a customer;
•	Identification of the performance obligations in the contract;
•	Determination of the transaction price;
•	Allocation of the transaction price to the performance obligations in the contract; and
•	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company and each Series expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company and each Series do not adjust the transaction price for the effects of a significant financing component if, at contract inception.

F-12

Expense Allocations

The Company and each Series are responsible for the costs and expenses attributable to the activities of the Series. Expenses will be allocated to the Series following an expense allocation policy determined and directed by the managing member.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company and each Series are limited liability companies, treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying consolidated and consolidating financial statements.

The Company and each Series use the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated and consolidating financial statements and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Earnings/(Loss) per Membership Interest

Upon completion of an offering, each Series complies with accounting and disclosure requirement of ASC Topic 260, “Earnings per Share.” For each Series, earnings (loss) per membership interest (“EPMI”) will be computed by dividing net (loss) / income for a particular Series by the weighted average number of outstanding membership interests in that particular Series during the period.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. This was adopted and did not affect these consolidated and consolidating financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statement.

NOTE 3 – MEMBERS’ EQUITY / (DEFICIT)

The Company is managed by Collab (USA) Capital LLC, a Delaware corporation and managing member of the Company (the “Manager”). Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Company and to each of the Company’s series and subsidiaries, if any.

F-13

The Manager will be responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series in which they are invested.

The Manager shall, as of the completion of the initial offering of a Series' interests, hold at least 5% of the Series' interests.

Pursuant to the operating agreement, the Manager will receive fees and expense reimbursements for services relating to the Company’s offering, investment management, and management of properties.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Company expects the Manager to make distributions on a monthly basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion. Amounts available for distribution following liquidation of a series will be distributed first ratably to such Series' interest holders until 100% of the capital contributions are returned, and then 20% to the managing member and 80% to the Series' interest holders.

During the six-month period ended June 30, 2023, members’ contributions totaled $379,280 to the Company from Series A’s offerings by issuing 75,856 units which with $5 per unit of the offering. The Company also issued 2,279 reward units. As of June 30, 2023, the Company had $404,030 of members’ contributions and total 83,085 units issued.

During the period from February 2, 2022 (inception) to June 30, 2022, members’ contributions totaled $0. As of December 31, 2022 the Company had $24,750 of members’ contributions by issuing 4,950 units with $5 per unit of the offering.

The debts, obligations, and liabilities of The Company and each Series, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of The Company and each Series, and no member of the Company or a Series is obligated personally for any such debt, obligation, or liability.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Manager will receive from each Series an asset management fee, payable quarterly in arrears, equal to 0.5% of asset value as of the last day of the immediately preceding quarter.

The Company intends to enter into an agreement with its Manager where as compensation for the services provided by the property manager, each Series will be charged a property management fee equal to eight percent (8%) of gross receipts on a Series property. To the extent that, under the terms of a specific property management agreement, the property manager is paid a fee that is less than the eight percent (8%) charged to the Series, the Manager will receive the difference as income.

The Company intends to enter into an agreement with its Manager where upon the disposition and sale of a Series property, each Series will pay to the Manager a property disposition fee equal to 2% of the disposition price that will cover property sale expenses such as brokerage commissions, and title, escrow and closing costs. It is expected that this disposition fee charged to a Series will range from 6-7% of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to the Series, the Manager will receive the difference as income.

If a Series raises the maximum offering amount, each Series will pay to the Manager a sourcing fee up to 5% of the contractual purchase price of the relevant property acquired by the Series.

Each Series will pay a renovation and management fee, as applicable, to the Manager equal to 5.5% of the total capital improvements costs for renovation management.

F-14

Related party payable totaled $107,952 as of June 30, 2023, which $26,192 was payable to Collab CA LLC (“Collab CA”), $38,010 was payable to 1742 Spruce Street LLC (“1742 Spruce”), $29,000 was payable to 2340 Hilgard Street LLC (“2340 Hilgard”) and $14,000 was payable to 19-21 Buttonwood Street LLC (“19-21 Buttonwood”). The reimbursement to the Manager for offering costs will be up to 3% of the asset value.

Related party payable totaled $79,618 as of December 31, 2022, which $44,108 was payable to Collab CA LLC (“Collab CA”) and $35,510 was payable to 1742 Spruce Street LLC (“1742 Spruce”). The reimbursement to the Manager for offering costs will be up to 3% of the asset value.

Each of Collab CA, 1742 Spruce, 2340 Hilgard and 19-21 Buttonwood is a related party of the Company. These balances are unsecured, non-interest bearing and have no fixed terms of repayment.

NOTE 5 – GOING CONCERN

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company and each Series have a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues or profits as of June 30, 2023. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s and each Series’ ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company and each Series will be successful in these efforts. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company and each Series be unable to continue as a going concern.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 26, 2023, the date the consolidating and consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidating and consolidated financial statements.

Securities Offerings – Series Hilgard and Series Buttonwood 19-3

YSMD Series 2340 Hilgard LLC is Delaware limited liability company formed on May 3, 2023 under the laws of Delaware. YSMD Series Buttonwood 19-3 LLC is Delaware limited liability company formed on May 4, 2023 under the laws of Delaware.

Subsequent to the period end, the Company commenced the offer and sale of units in YSMD Series 2340 Hilgard LLC and YSMD Series Buttonwood 19-3 LLC.

F-15

1742 SPRUCE STREET LLC

Unaudited Financial Statements

As of June 30, 2023 and December 31, 2022 and for the six-month periods ended June 30, 2023 and 2022

F-16

1742 Spruce Street LLC

BALANCE SHEETS

AS OF JUNE 30, 2023 (Unaudited) AND DECEMBER 31, 2022 (Audited)

	June 30,	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$55,621	$32,083
Accounts receivable	721	300
Prepaid expenses	8,581	-
Due from related parties	145,882	152,071
Total current assets	210,805	184,454
Real estate assets:
Building and building improvement	4,372,000	4,372,000
Appliance and equipment	9,195	8,445
Land	1,430,000	1,430,000
Accumulated depreciation	(849,942)	(768,417)
Total real estate assets	4,961,253	5,042,028
Total assets	$5,172,058	$5,226,482

LIABILITIES AND MEMBER'S EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$6,534	$6,506
Interest payable	10,243	10,243
Unearned revenue	36,742	23,172
Other accrued expense	5,473	6,323
Security deposit	48,855	41,750
Total current liabilities	107,847	87,994
Long-term liability:
Mortgage payable	3,965,000	3,965,000
Total long-term liability	3,965,000	3,965,000
Total liabilities	4,072,847	4,052,994

Member's equity:
Member's capital	2,617,583	2,617,583
Accumulated deficit	(1,518,372)	(1,444,095)
Total member's equity	1,099,211	1,173,488
Total liabilities and member's equity	$5,172,058	$5,226,482

See accompanying notes, which are an integral part of these financial statements.

F-17

1742 Spruce Street LLC
STATEMENTS OF OPERATIONS
SIX MONTHS ENDED JUNE 30, 2023 AND 2022
(Unaudited)

	Six Months Ended
	June 30,
	2023	2022
Rental income	$238,596	$235,571

Operating expenses:
Property taxes	46,214	46,599
Utilities	12,386	10,128
General and administrative	10,312	9,202
Advertising and marketing	931	3,987
Repair and maintenance	8,620	3,417
Property management fees	13,027	12,256
Depreciation	81,525	81,463
Total operating expenses	173,015	167,052
Income from Operations	65,581	68,519

Other income (expense), net
Other income	1,600	818
Interest expense	(61,458)	(61,458)
Total other income (expense), net	(59,858)	(60,640)
Net income	$5,723	$7,879

See accompanying notes, which are an integral part of these financial statements. In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

F-18

1742 Spruce Street LLC
STATEMENTS OF CHANGES IN MEMBER’S EQUITY
SIX MONTHS ENDED JUNE 30, 2023 AND 2022
(Unaudited)

	Member's Capital	Accumulated Deficit	Total Member's Equity
Balance as of December 31, 2021	2,317,583	$(1,002,294)	$1,315,289
Distributions	-	(72,000)	(72,000)
Net income	-	7,879	7,879
Balance as of June 30, 2022	2,317,583	(1,066,415)	1,251,168

Balance as of December 31, 2022	2,617,583	(1,444,095)	1,173,488
Distributions	-	(80,000)	(80,000)
Net income	-	5,723	5,723
Balance as of June 30, 2023	2,617,583	1,518,372	1,099,211

See accompanying notes, which are an integral part of these financial statements.

F-19

1742 Spruce Street LLC
STATEMENTS OF CASH FLOWS
SIX MONTHS ENDED JUNE 30, 2023 AND 2022
(Unaudited)

	Six Months Ended
	June 30,
	2023	2022
Cash flows from operating activities:
Net income	$5,723	$7,879
Adjustments to reconcile net income to net cash provided by operations:
Depreciation	81,525	81,463
Changes in operating assets and liabilities:
Accounts receivable	(421)	(11,226)
Prepaid expenses	(8,581)	39,722
Accounts payable	28	135
Rent credit	-	(5,664)
Unearned revenue	13,570	(3,850)
Other accrued expense	(850)	300
Net cash provided by operating activities	90,994	108,759
Cash flows from investing activities:
Purchase of appliance and equipment	(750)	-
Security deposit	7,105	105
Net cash provided by investing activities	6,355	105
Cash flows from financing activities:
Net advances from (to) related party	6,189	(120,200)
Distributions	(80,000)	(72,000)
Net cash used in financing activities	(73,811)	(192,200)
Net change in cash and cash equivalents	23,538	(83,336)
Cash and cash equivalents at beginning of period	32,083	109,161
Cash and cash equivalents at end of period	55,621	25,825

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$61,458	$61,458
Cash paid for income taxes	$-	$-

See accompanying notes, which are an integral part of these financial statements.

F-20

1742 SPRUCE STREET LLC

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND DECEMBER 31, 2022 AND FOR THE SIX-MONTHS ENDED JUNE 30, 2023 AND 2022

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

1742 Spruce Street LLC (which may be referred to as the “Company”, “we,” “us,” or “our”) was registered in California on February 6, 2018. The Company was formed to own 1742 Spruce Street, a 23-bedroom student housing property located in Berkeley, CA. The Company is managed by its sole and managing member, YSMC, LLC.

YSMD LLC is a Delaware series limited liability company formed on February 2, 2022 under the laws of Delaware. YSMD LLC was formed to permit public investment in rental properties, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability interests, or “Series”, that management intends to establish. YSMD LLC formed YSMD – Series A, a series of YSMD, LLC, for the purpose of owning the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Fiscal Year

The Company has adopted the calendar year as its basis of reporting.

Unaudited Interim Financial Information

The accompanying balance sheet as of June 30, 2023 and the statements of operations, statements of changes in member's equity and cash flows for the six-month periods ended June 30, 2023 and 2022 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company's financial position as of June 30, 2023 and the results of its operations and its cash flows for the six-month periods ended June 30, 2023 and 2022. The financial data and other information disclosed in these notes related to the six-month periods ended June 30, 2023 and 2022 are also unaudited. The results for the six-month periods ended June 30, 2023 are not necessarily indicative of results to be expected for the year ending December 31, 2023, any other interim periods, or any future year or period.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, useful lives of property and equipment. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

F-21

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of June 30, 2023 and December 31, 2022, the Company had $55,621 and $32,083 of cash on hand, respectively.

Receivables and Credit Policy

Trade receivables from tenants are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances.

As of June 30, 2023 and December 31, 2022, the Company had $721 and $300 in accounts receivable, respectively.

Real Estate Assets

Real estate assets exist in the form of the building and related improvements, land, equipment and appliances for the property and are recorded at cost. Expenditures for renewals and improvements that significantly add to the capacity and value or extend the useful life of the property are capitalized. Expenditures for maintenance and repairs are charged to expense. When the property itself or equipment used at the property is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five years for appliances, fifteen years for building improvements, and 27.5 years for the building.

The Company reviews the carrying value of real estate assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the net realizable value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the six months ended June 30, 2023 or 2022.

F-22

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

●	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
●	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
●	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in these financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception.  The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective at its inception.  The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;
●	Identification of the performance obligations in the contract;
●	Determination of the transaction price;
●	Allocation of the transaction price to the performance obligations in the contract; and
●	Recognition of revenue when or as the performance obligations are satisfied.

Revenues are generated at the Company level. Rental revenue, net of concessions (if any), will be recognized on a straight-line basis over the term of the leases. Rent paid in advance is recorded to unearned revenues on the balance sheet.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

F-23

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, and early application is permitted. The Company has adopted the updated standard for the year ended December 31, 2022, which did not have an effect on the Company's financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – REAL ESTATE ASSETS

Real estate assets at June 30, 2023 and December 31, 2022 consists of the following:

	June 30,	December 31,
	2023	2022
Appliance and equipment	$9,195	$8,445
Building	4,290,000	4,290,000
Building improvement	82,000	82,000
Land	1,430,000	1,430,000
	5,811,195	5,810,445
Accumulated depreciation	(849,942)	(768,417)
Total real estate assets	$4,961,253	$5,042,028

Depreciation expenses totaled $81,525 and $81,463 for the six months ended June 30, 2023 and 2022, respectively (see Note 2 – Real Estate Assets).

NOTE 4 – LOANS

In 2018, the Company entered into a loan agreement with First Foundation Bank for $3,399,000. The debt proceeds were used solely to finance the acquisition and development of the 1742 Spruce real estate project. The term loan was collateralized by the 1742 Spruce real estate project, carried an adjustable interest rate of 4.28% per annum, and was to mature in April 2048.

On November 2, 2021, the Company refinanced the 2018 mortgage with First Foundation Bank for a new mortgage with First Foundation Bank for the principal sum of $3,965,000. The loan bears interest at a rate of 3.1% for the first five years, and then adjusts every six months thereafter to an index rate plus 2.35%. The loan requires interest-only payments for the first 36 months. The loan matures after a 30-year term in 2051. The loan is collateralized by the 1742 Spruce real estate project. As a result of refinancing, the Company incurred a prepayment penalty of $31,830 paid through interest for the year ended December 31, 2021. As of June 30, 2023 and December 31, 2022, accrued interest payable on this loan was $10,243 and $10,243, respectively.

For the six months ended June 30, 2023 and 2022, interest expense on the loans totaled $61,458 and $61,458, respectively.

F-24

Year Ended December 31,	Beginning Balance	Principal Payment	Ending Balance
2023	$3,965,000	$-	$3,965,000
2024	3,965,000	-	3,965,000
2025	3,965,000	95,396	3,869,604
2026	3,869,604	98,396	3,771,208
2027	3,771,208	101,490	3,669,718
Thereafter	$3,669,718	$3,669,718	$-

NOTE 5 – RELATED PARTY

In December 2020, the Company entered into an agreement with Collab CA, LLC (“Agent”), whereas consideration the Company pays a management fee for the greater of (i) $0 per month or (ii) 5.5 % of the total monthly gross receipts payable by the last day of the then-current month and a leasing commission of 75% of one month’s rent is compensated to the Agent when a tenant successfully completes a lease with the Company. Leasing fees for the six months ended June 30, 2023 and 2022 amounted to $931 and $3,975, respectively. Management fees for the six months ended June 30, 2023 and 2022 amounted to $13,027 and $12,256, respectively.

As of June 30, 2023, related party receivable totaled from YSMD, LLC of $38,010, YSMC LLC of $21,000 and Collab CA LLC of $86,872. As of December 31, 2022, related party receivable totaled from YSMD, LLC of $35,510, YSMC LLC of $21,000 and Collab CA LLC of $95,561.

Each of the above entities is a related party of the Company. These balances are unsecured, non-interest bearing and have no fixed terms of repayment.

NOTE 6 – MEMBER’S EQUITY

During the six-month period ended June 30, 2023 and 2022, the Company distributed $80,000 and $72,000, respectively, to its sole member. As of June 30, 2023 and December 31, 2022, the Company had $2,617,583 of contributed investment.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of June 30, 2023.

NOTE 8 – GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $1,518,372, has generated a minimal profit of $5,723 for the six-month period ended June 30, 2023, and has limited liquid assets to satisfy its obligations as they come due with cash of $55,621 against current liabilities of $107,847 as of June 30, 2023. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next 12 months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. Through the date the financial statements were available to be issued, the Company has been primarily financed through the issuance of membership interests and loans. No assurance can be given that the Company will be successful in these efforts.

F-25

NOTE 9 – SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through September 26, 2023, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the financial statements.

F-26

2340 HILGARD AVENUE LLC

Unaudited Financial Statements for the

As of June 30, 2023 and December 31, 2022 and for the six months ended June 30, 2023 and 2022

F-27

2340 Hilgard Avenue LLC

BALANCE SHEETS

AS OF JUNE 30, 2023 (Unaudited) AND DECEMBER 31, 2022 (Audited)

	June 30,	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$19,921	$39,511
Accounts receivable	-	1,536
Due from related party	132,224	113,013
Prepaid expenses	3,558	-
Total current assets	155,703	154,060
Real estate assets:
Building and building improvement	2,000,000	2,000,000
Appliance and equipment	3,199	3,199
Land	800,000	800,000
Accumulated depreciation	(210,267)	(173,583)
Total real estate assets	2,592,932	2,629,616
Total assets	$2,748,635	$2,783,676

LIABILITIES AND MEMBER'S EQUITY
Current liabilities:
Accounts payable	$5,991	$6,027
Interest payable	4,778	4,937
Unearned revenue	17,710	10,960
Security deposit	24,493	22,435
Total current liabilities	52,972	44,359
Long-term liabilities:
Mortgage payable	1,820,000	1,820,000
Total long-term liabilities	1,820,000	1,820,000
Total liabilities	1,872,972	1,864,359

Member's equity:
Member's capital	987,316	987,316
Accumulated deficit	(111,653)	(67,999)
Total member's equity	875,663	919,317
Total liabilities and member's equity	$2,748,635	$2,783,676

See accompanying notes, which are an integral part of these financial statements.

F-28

2340 Hilgard Avenue LLC

STATEMENTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(Unaudited)

	Six Months Ended
	June 30,
	2023	2022
Rental income	$116,006	$123,008

Operating expenses:
Property taxes	22,385	25,801
Utilities	11,241	5,644
General and administrative	6,394	6,934
Repair and maintenance	3,781	3,034
Property management fees	9,417	9,809
Depreciation	36,684	36,684
Total operating expenses	89,902	87,906
Income from Operations	26,104	35,102

Other income (expense), net
Other income	1,066	-
Interest expense	(28,824)	(28,824)
Total other income (expense), net	(27,758)	(28,824)
Net income (loss)	(1,654)	6,278

See accompanying notes, which are an integral part of these financial statements. In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

F-29

2340 Hilgard Avenue LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(Unaudited)

	Member's Capital	Accumulated Deficit	Total Member's Equity
Balance as of December 31, 2021	$987,316	$(20,305)	$967,011
Net income	-	6,278	6,278
Balance as of June 30, 2022	987,316	(14,027)	973,289

Balance as of December 31, 2022	$987,316	$(67,999)	$919,317
Distributions	-	(42,000)	(42,000)
Net loss	-	(1,654)	(1,654)
Balance as of June 30, 2023	$987,316	$(111,653)	$875,663

See accompanying notes, which are an integral part of these financial statements.

F-30

2340 Hilgard Avenue LLC

STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(Unaudited)

	Six Months Ended
	June 30,
	2023	2022
Cash flows from operating activities:
Net income (loss)	$(1,654)	$6,278
Adjustments to reconcile net income to net cash provided by operations:
Depreciation	36,684	36,684
Changes in operating assets and liabilities:
Accounts receivable	1,536	7,391
Prepaid expenses	(3,558)	(3,345)
Accounts payable	(36)	1,045
Unearned revenue	6,750	2,265
Other accrued expense	(159)	(160)
Net cash provided by operating activities	39,563	50,158

Cash flows from investing activities:
Security deposit	2,058	-
Net cash provided by investing activities	2,058	-

Cash flows from financing activities:
Net advances to related party	(19,211)	(128,567)
Distributions	(42,000)	-
Net cash (used in) financing activities	(61,211)	(128,567)

Net change in cash and cash equivalents	(19,590)	(78,409)
Cash and cash equivalents at beginning of period	39,511	100,288
Cash and cash equivalents at end of period	$19,921	$21,879

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$28,824	$28,824
Cash paid for income taxes	$-	$-

See accompanying notes, which are an integral part of these financial statements.

F-31

2340 HILGARD AVENUE LLC

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND DECEMBER 31, 2022 AND FOR THE SIX-MONTHS ENDED

JUNE 30, 2023 AND 2022

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

2340 Hilgard Avenue LLC (which may be referred to as the “Company”, “we,” “us,” or “our”) was registered in California on June 5, 2020. The Company was formed to own 2340 Hilgard Avenue, a 12-bedroom student housing property located in Berkeley, CA. The Company is managed by its sole and managing member, YSMC, LLC.

YSMD LLC is a Delaware series limited liability company formed on February 2, 2022 under the laws of Delaware. YSMD LLC was formed to permit public investment in rental properties, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability interests, or “Series”, that management intends to establish. YSMD LLC intends to form YSMD – Series Hilgard, a series of YSMD, LLC, for the purpose of owning the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Fiscal Year

The Company has adopted the calendar year as its basis of reporting.

Unaudited Interim Financial Information

The accompanying balance sheet as of June 30, 2023 and the statements of operations, statements of changes in member's equity and cash flows for the six-month periods ended June 30, 2023 and 2022 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company's financial position as of June 30, 2023 and the results of its operations and its cash flows for the six-month periods ended June 30, 2023 and 2022. The financial data and other information disclosed in these notes related to the six-month periods ended June 30, 2023 and 2022 are also unaudited. The results for the six-month periods ended June 30, 2023 are not necessarily indicative of results to be expected for the year ending December 31, 2023, any other interim periods, or any future year or period.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, useful lives of property and equipment. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

F-32

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of June 30, 2023 and December 31, 2022, the Company had $19,921 and $39,511 of cash on hand, respectively.

Receivables and Credit Policy

Trade receivables from tenants are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances.

As of June 30, 2023 and December 31, 2022, the Company had $0 and $1,536 in accounts receivable, respectively.

Real Estate Assets

Real estate assets exist in the form of the building and related improvements, land, equipment and appliances for the property and are recorded at cost. Expenditures for renewals and improvements that significantly add to the capacity and value or extend the useful life of the property are capitalized. Expenditures for maintenance and repairs are charged to expense. When the property itself or equipment used at the property is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five years for appliances, fifteen years for building improvements, and 27.5 years for the building.

The Company reviews the carrying value of real estate assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the net realizable value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the six months ended June 30, 2023 and 2022.

F-33

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

●	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
●	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
●	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in these financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception.  The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective at its inception.  The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;
●	Identification of the performance obligations in the contract;
●	Determination of the transaction price;
●	Allocation of the transaction price to the performance obligations in the contract; and
●	Recognition of revenue when or as the performance obligations are satisfied.

Revenues are generated at the Company level. Rental revenue, net of concessions (if any), will be recognized on a straight-line basis over the term of the leases. Rent paid in advance is recorded to unearned revenues on the balance sheet.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

F-34

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, and early application is permitted. The Company has adopted the updated standard for the year ended December 31, 2022, which did not have an effect on the Company's financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – REAL ESTATE ASSETS

Real estate assets at June 30, 2023 and December 31, 2022 consists of the following:

	June 30,	December 31,
	2023	2022
Appliance and equipment	$3,199	$3,199
Building	2,000,000	2,000,000
Land	800,000	800,000
	2,803,199	2,803,199
Accumulated depreciation	(210,267)	(173,583)
Total real estate assets	$2,592,932	$2,629,616

Depreciation expenses totaled $36,684 and $36,684 for the six months ended June 30, 2023 and 2022, respectively (see Note 2 – Real Estate Assets).

NOTE 4 – LOANS

In 2020, the Company entered into a loan agreement with First Republic Bank for $1,820,000. The debt proceeds were used solely to finance the acquisition and development of the 2340 Hilgard real estate project. The term loan was collateralized by the 2340 Hilgard real estate project, guaranteed by a related party of the Company, carried an adjustable interest rate of 3.15% per annum, and was to mature in October 2030. The adjustable interest rate was the sum of the current index and the margin which sum is then rounded to the nearest 0.125%. Monthly installments of principal and interest are due until the maturity date. As of June 30, 2023 and December 31, 2022, accrued interest payable on this loan was $4,778 and $4,937, respectively.

For the six months ended June 30, 2023 and 2022, interest expenses on the loans totaled $28,824 and $28,824, respectively.

F-35

Year Ended December 31,	Beginning Balance	Principal Payment	Ending Balance
2023	$1,820,000	$8,996	$1,811,004
2024	1,811,004	36,387	1,774,617
2025	1,774,617	37,729	1,736,888
2026	1,736,888	38,951	1,697,937
2027	1,697,937	49,646	1,648,291
Thereafter	$1,648,291	$1,648,291	$-

NOTE 5 – RELATED PARTY

In January 2021, the Company entered into an agreement with Collab CA, LLC (“Agent”), whereas consideration the Company pays a management fee for the greater of (i) $0 per month or (ii) 5.5 % of the total monthly gross receipts payable by the last day of the then-current month and a leasing commission of 75% of one month’s rent is compensated to the Agent when a tenant successfully completes a lease with the Company. Leasing fees for the six months ended June 30, 2023 and 2022 amounted to $860 and $0, respectively. On January 1, 2022, the Company entered into a new agreement with Collab CA, LLC to increase property management fee to 8% of the total monthly gross receipts from 5.5%, payable by the last day of the then-current month. Management fees for the six months ended June 30, 2023 and 2022 amounted to $9,417 and $9,809, respectively.

Related parties receivable totaled $132,224 as of June 30, 2023 which $103,224 was from Collab CA LLC and $29,000 was from YSMD, LLC. Related party receivable totaled $113,013 as of December 31, 2022 which was all from Collab CA LLC which is the Company’s property manager.

These balances are unsecured, non-interest bearing and have no fixed terms of repayment.

NOTE 6 – MEMBER’S EQUITY

During the six months ended June 30, 2023 and 2022, the Company distributed $42,000 and $0 to its member. The member contributions totaled $0 for both six months ended June 30, 2023 and 2022. As of June 30, 2023 and December 31, 2022, the Company had $987,316 of contributed investment.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of June 30, 2023.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a “Public Health Emergency of International Concern,” which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

F-36

NOTE 8 – GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $111,653, has generated a loss of $1,654 for the six months ended June 30, 2023, and has minimal cash of $19,921 as of June 30, 2023. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next 12 months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. Through the date the financial statements were available to be issued, the Company has been primarily financed through the issuance of membership interests and loans. No assurance can be given that the Company will be successful in these efforts.

NOTE 9 – SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through September 26, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

F-37

19-21 Buttonwood (DE) LLC

Unaudited Financial Statements

As of June 30, 2023 and December 31, 2022 and for the six months ended June 30, 2023 and for the period from June 13, 2022 (Inception) to June 30, 2022

F-38

19-21 BUTTONWOOD (DE) LLC
BALANCE SHEET
AS OF JUNE 30, 2023 (Unaudited) AND DECEMBER 31, 2022 (Audited)

	June 30,	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$34,608	$41,979
Prepaid expenses	439	3,074
Due from related party	25,307	11,307
Total current assets	60,354	56,360
Real estate assets:
Building and building improvement	2,370,000	2,370,000
Furniture and fixture	679	679
Land	1,657,170	1,657,170
Accumulated depreciation	(79,091)	(35,932)
Total real estate assets	3,948,758	3,991,917
Total assets	$4,009,112	$4,048,277

LIABILITIES AND MEMBER'S EQUITY
Current liabilities:
Accounts payable	$3,700	$2,926
Due to related parties	7,263	20,308
Interest payable	7,400	7,400
Unearned revenue	14,574	6,683
Other accrued expense	679	679
Security deposit	23,095	16,900
Total current liabilities	56,711	54,896
Long-term liabilities:
Mortgage payable	2,400,000	2,400,000
Total long-term liabilities	2,400,000	2,400,000
Total liabilities	2,456,711	2,454,896

Member's equity:
Member's capital	1,648,833	1,648,833
Accumulated deficit	(96,432)	(55,452)
Total member's equity	1,552,401	1,593,381
Total liabilities and member's equity	$4,009,112	$4,048,277

See accompanying notes, which are an integral part of these financial statements.

F-39

19-21 BUTTONWOOD (DE) LLC
STATEMENT OF OPERATIONS
SIX MONTHS ENDED JUNE 30, 2023 AND FOR THE PERIOD FROM JUNE 13, 2022 (INCEPTION) TO JUNE 30, 2022
(Unaudited)

	2023	2022
Rental income	$103,750	$-

Operating expenses:
Property taxes	10,970	-
Utilities	2,013	-
General and administrative	3,445	-
Advertising and marketing	1,675	-
Repair and maintenance	1,041	-
Property management fees	8,292	-
Depreciation	43,159	-
Total operating expenses	70,595	-
Loss from Operations	33,155	-

Other income (expense), net
Other income	265	-
Interest expense	(44,400)	-
Total other income (expense), net	(44,135)	-
Net loss	$(10,980)	$-

See accompanying notes, which are an integral part of these financial statements. In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

F-40

19-21 BUTTONWOOD (DE) LLC
STATEMENT OF CHANGES IN MEMBER’S EQUITY
SIX MONTHS ENDED JUNE 30, 2023 AND FOR THE PERIOD FROM JUNE 13, 2022 (INCEPTION) TO JUNE 30, 2022
(Unaudited)

	Member's Capital	Accumulated Deficit	Total Member's Equity
Balance as of June 13, 2022 (inception)	$-	$-	$-
Capital contributions	-	-	-
Net loss	-	-	-
Balance as of June 30, 2022	$-	$-	$-

Balance as of December 31, 2022	$1,648,833	$(55,452)	$1,593,381
Distributions	-	(30,000)	(30,000)
Net loss	-	(10,980)	(10,980)
Balance as of June 30, 2023	$1,648,833	$(96,432)	$1,552,401

See accompanying notes, which are an integral part of these financial statements.

F-41

19-21 BUTTONWOOD (DE) LLC
STATEMENT OF CASH FLOWS
SIX MONTHS ENDED JUNE 30, 2022 AND FOR THE PERIOD FROM JUNE 13, 2022 (INCEPTION) TO JUNE 30, 2022
(Unaudited)

	2023	2022
Cash flows from operating activities:
Net loss	$(10,980)	$-
Adjustments to reconcile net income (loss) to net cash provided by operations:
Depreciation	43,159	-
Changes in operating assets and liabilities:
Prepaid expenses	2,635	-
Accounts payable	774	-
Unearned revenue	7,891	-
Net cash provided by operating activities	43,479	-

Cash flows from investing activities:
Security deposit	6,195	-
Net cash provided by investing activities	6,195	-

Cash flows from financing activities:
Net advances to related parties	(27,045)	-
Capital distributions	(30,000)	-
Net cash used in financing activities	(57,045)	-

Net change in cash and cash equivalents	(7,371)	-
Cash and cash equivalents at beginning of period	41,979	-
Cash and cash equivalents at end of period	$34,608	$-

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$44,400
Cash paid for income taxes	$-

See accompanying notes, which are an integral part of these financial statements.

F-42

19-21 BUTTONWOOD (DE) LLC

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND DECEMBER 31, 2022 AND FOR THE SIX MONTHS ENDED

JUNE 30, 2023 AND FOR THE PERIOD FROM JUNE 13, 2022 (INCEPTION) TO JUNE 30, 2022

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

19-21 Buttonwood (DE) LLC (which may be referred to as the “Company”, “we,” “us,” or “our”) was registered as a limited liability company in Delaware on June 13, 2022. The Company was formed to own 19-21 Buttonwood Street, a 12-bedroom student housing property located in Boston, MA. The Company is managed by its sole and managing member, SDZ-US-1_2020 Irrevocable Trust.

YSMD LLC is a Delaware series limited liability company formed on February 2, 2022 under the laws of Delaware. YSMD LLC was formed to permit public investment in rental properties, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability interests, or “Series”, that management intends to establish. YSMD LLC intends to form YSMD – Series Buttonwood, a series of YSMD, LLC, for the purpose of owning the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Fiscal Year

The Company has adopted the calendar year as its basis of reporting.

Unaudited Interim Financial Information

The accompanying balance sheet as of June 30, 2023 and the statements of operations, statements of changes in member's equity and cash flows for the six-month periods ended June 30, 2023 and for the period from June 13, 2022 (inception) to June 30, 2022 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company's financial position as of June 30, 2023 and the results of its operations and its cash flows for the six-month periods ended June 30, 2023 and for the period from June 13, 2022 (inception) to June 30, 2022. The financial data and other information disclosed in these notes related to the six-month periods ended June 30, 2023 and for the period from June 13, 2022 (inception) to June 30, 2022 are also unaudited. The results for the six-month periods ended June 30, 2023 are not necessarily indicative of results to be expected for the year ending December 31, 2023, any other interim periods, or any future year or period.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, useful lives of property and equipment. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

F-43

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of June 30, 2023 and December 31, 2022, the Company had $34,608 and $41,979 of cash on hand, respectively.

Receivables and Credit Policy

Trade receivables from tenants are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances.

Real Estate Assets

Real Estate Assets exist in the form of the building and related improvements, land, equipment and appliances for the property and are recorded at cost. Expenditures for renewals and improvements that significantly add to the capacity and value or extend the useful life of the property are capitalized. Expenditures for maintenance and repairs are charged to expense. When the property itself or equipment used at the property is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five years for appliances, fifteen years for building improvements, and 27.5 years for the building.

The Company reviews the carrying value of real estate assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the net realizable value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of demand, competition, and other economic factors. Based on this assessment there was no impairment for the six months ended June 30, 2023 and for the period from June 13, 2022 (inception) to June 30, 2022.

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Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

●	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
●	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
●	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in these financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s consolidated financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception.  The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective at its inception.  The Company determines revenue recognition through the following steps:

●        Identification of a contract with a customer;

●        Identification of the performance obligations in the contract;

●        Determination of the transaction price;

●        Allocation of the transaction price to the performance obligations in the contract; and

●        Recognition of revenue when or as the performance obligations are satisfied.

Revenues are generated at the Company level. Rental revenue, net of concessions (if any), will be recognized on a straight-line basis over the term of the leases. Rent paid in advance is recorded to unearned revenues on the balance sheet.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

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Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, and early application is permitted. The Company has adopted the updated standard for the period ended December 31, 2022, which did not have an effect on the Company's financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – REAL ESTATE ASSETS

Real estate assets at June 30, 2023 and December 31, 2022 consists of the following:

	June 30,	December 31,
	2023	2022
Building and building improvement	$2,370,000	$2,370,000
Furniture and fixture	679	679
Land	1,657,170	1,657,170
	4,027,849	4,027,849
Accumulated depreciation	(79,091)	(35,932)
Total real estate assets	$3,948,758	$3,991,917

Depreciation expenses totaled $43,159 and $0 for the six months ended June 30, 2023 and for the period from June 13, 2022 (inception) to June 30, 2022 (see Note 2 – Real Estate Assets).

NOTE 4 – LOANS

In 2022, the Company entered into a loan agreement with First Republic Bank for $2,400,000. The debt proceeds were used solely to finance the acquisition and development of the 19-21 Buttonwood real estate project. The term loan was collateralized by the 19-21 Buttonwood real estate project, carried an adjustable interest rate of 3.70% per annum, and matures in September 2052. The adjustable interest rate was the sum of the current index and the margin which sum is then rounded to the nearest 0.859%. The loan requires interest-only payments for the first 120 months. As of June 30, 2023 and December 31, 2022, accrued interest payable on this loan was $7,400 and $7,400, respectively.

For the six months ended June 30, 2023 and for the period from June 13, 2022 (inception) to June 30, 2022, interest expenses on the loans totaled $44,400 and $0, respectively.

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Year Ended December 31,	Beginning Balance	Principal Payment	Ending Balance
2023	$2,400,000	$-	$2,400,000
2024	2,400,000	-	2,400,000
2025	2,400,000	-	2,400,000
2026	2,400,000	-	2,400,000
2027	2,400,000	-	2,400,000
Thereafter	$2,400,000	$2,400,000	$-

NOTE 5 – RELATED PARTY

In June 2022, the Company entered into an agreement with Collab CA, LLC (“Agent”), whereas consideration the Company pays a management fee for the greater of (i) $0 per month or (ii) 8% of Gross Receipts paid monthly in arrears for property management and a leasing commission of 75% of one month’s rent is compensated to the Agent when a tenant successfully completes a lease with the Company, a renovation management fee of 5.5% of total capital improvement cost for renovation management, and a disposition fee of 2% of total sales price when the Asset is sold, paid within five (5) days after the sale is closed. Leasing for the six months ended June 30, 2023 and for the period from June 13, 2022 (inception) to June 30, 2022 amounted to $1,675 and $0, respectively. Management fees for the six months ended June 30, 2023 and for the period from June 13, 2022 (inception) to June 30, 2022 amounted to $8,292 and $0, respectively.

As of June 30, 2023, the Company had related party payable of $6,263 to Collab CA LLC, $1,000 to iReam RE LLC and related party receivable of $11,307 from 33 Mine Street LLC and $14,000 from YSMD, LLC.

As of December 31, 2022, the Company had related party payable of $19,308 to Collab CA LLC, $1,000 to iReam RE LLC and related party receivable of $11,307 from 33 Mine Street LLC.

Collab CA LLC, iReam RE LLC and 33 Mine Street LLC are related parties of the Company. These balances are unsecured, non-interest bearing and have no fixed terms of repayment.

NOTE 6 – MEMBER’S EQUITY

During the six months ended June 30, 2023 and during the period from June 13, 2022 (inception) to June 30, 2022, the Company distributed $30,000 and $0, respectively, to its member. As of June 30, 2023 and December 31, 2022, the Company had $1,648,833, respectively, of contributed investment.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of June 30, 2023.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a “Public Health Emergency of International Concern,” which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

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NOTE 8 – GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $96,432 and has generated a net loss of $10,980 for the period ended June 30, 2023. As of June 30, 2023, the Company had minimal cash of $34,608 and minimal working capital. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next 12 months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. Through the date the financial statements were available to be issued, the Company has been primarily financed through the issuance of membership interests and loans. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as going concern.

NOTE 9 – SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through September 26, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

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Item 4. Exhibits

No.	Exhibit Description

2.1	Certificate of Formation of YSMD, LLC *

2.2	Operating Agreement of YSMD, LLC*

3.1	Series Designation of YSMD Series A, a series of YSMD, LLC*

3.2	Form of Series Designation of YSMD Series 2340 Hilgard LLC

3.3	Form of Series Designation of YSMD Series Buttonwood 19-3 LLC

4.1	Form of subscription agreement of YSMD, Series A, a series of YSMD, LLC*

4.2	Form of subscription agreement of YSMD Series 2340 Hilgard LLC*

4.3	Form of subscription agreement of YSMD Series Buttonwood 19-3 LLC*

6.1	Broker Dealer Agreement, dated November 8, 2021, between YSMD LLC and Dalmore Group, LLC*

6.2	Form of Purchase and Sale Agreement dated [*], 2022, between YSMC, LLC and YSMD Series A, a series of YSMD, LLC *

6.3	Form of Purchase and Sale Agreement dated [*], 2023, between YSMC, LLC and YSMD Series 2340 Hilgard LLC*

6.4	Form of Purchase and Sale Agreement dated [*], 2023, between SDZ-US-1_2020 Irrevocable Trust and YSMD Series Buttonwood 19-3 LLC*

6.5	Form of Property Management Agreement dated [*], 2022. between Collab Capital (USA) LLC and YSMD Series A, a series of YSMD, LLC*

6.6	Form of Property Management Agreement dated [*], 2022. between Collab Capital (USA) LLC and YSMD Series 2340 Hilgard LLC*

6.7	Form of Property Management Agreement dated [*], 2022. between Collab Capital (USA) LLC and YSMD Series Buttonwood Street 19-3 LLC*

6.8	Software and Services License Agreement dated August 2, 2022 by and between North Capital Investment Technology, Inc. and YSMD, LLC*

8.1	Escrow Agreement dated October 19, 2020, by and among North Capital Private Securities Corporation, Collab Capital (USA) LLC and YSMD Series A, a series of YSMD, LLC*

8.2	Form of Escrow Agreement dated [*], 2023, by and among North Capital Private Securities Corporation, Collab Capital (USA) LLC and YSMD Series 2340 Hilgard LLC and Series Buttonwood 19-3 LLC*

*	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of New York, on September 28, 2023.

YSMD, LLC

a Delaware limited liability company

By	Collab (USA) Capital LLC, a limited liability corporation
Its: Managing Member

By: iREAM Technology Co., Ltd.,, a BVI business company,
Its sole member

	By:	/s/ Qian Wang
	Name:	Qian Wang
	Title:	Chief Executive Officer

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

Collab (USA) Capital LLC, a Delaware limited liability company

By:	/s/ Qian Wang
Name:	Qian Wang
Title:	Chief Executive Officer, Principal Executive Office, of Collab (USA) Capital LLC.

Date:	September 28, 2023

By:	/s/ Jin Kuang
Name:	Jin Kuang
Title:	Chief Financial Officer and Principal Accounting Officer of Collab (USA) Capital LLC.

Date:	September 28, 2023